Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 41
DATED NOVEMBER 16, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 41 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 41 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 40 dated November 9, 2004, Supplement No. 39 dated November 1, 2004, Supplement No. 38 dated October 22, 2004, and Supplement No. 37 dated October 13, 2004, (Supplement No. 37 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and October 13, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Publix Shopping Center, Mt. Pleasant, South Carolina

On November 9, 2004, we purchased a newly constructed shopping center known as Publix Shopping Center, containing 63,864 gross leasable square feet. The center is located at US Highway 17 and Park West Boulevard in Mt. Pleasant, South Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $12,101,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $189 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Publix, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,840	70	11.50	04/04	04/24

For federal income tax purposes, the depreciable basis in this property will be approximately $9,076,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Publix Center is newly constructed and was completed during 2004. As of November 1, 2004, the property was 95% occupied with a total of 60,458 square feet leased to 11 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Homeflix/Zone 3 Entertainment	3,750	04/09	3/5 yr.	67,500	18.00
O'Neill Liquor	1,418	05/09	1/5 yr.	25,652	18.09
Dry Cleaner USA	1,000	06/09	1/5 yr.-	19,500	19.50
Dr. Joe Marcuvich, Chiropractor	1,412	07/09	2/5 yr.	27,534	19.50
Cellular Wireless	1,000	08/09	-	21,500	21.50
Pak Mail	1,000	08/09	-	21,500	21.50
Chinese Restaurant	1,656	08/09	1/5 yr.	33,120	20.00
Lady Fitness Center	1,507	09/09	1/5 yr.	28,633	19.00
Nail Salon	1,000	09/09	1/5 yr.	20,000	20.00
The Shops at Parkwest	1,875	10/09	-	36,563	19.50
Publix	44,840	04/24	6/5 yr.	515,660	11.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Placentia Town Center, Placentia, California

We anticipate purchasing an 110,962 gross leasable square foot portion of a 142,666 square foot of an existing shopping center known as Placentia Town Center. The center is located at Yorba Linda Boulevard and Kraemer Boulevard in Placentia, California.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $24,900,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $224 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Ross Dress for Less, OfficeMax and Bank of America, each lease more than 10% of the total gross leasable area of the portion of the property we anticipate purchasing. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	26,400	24	12.75	12/95	01/06

OfficeMax	24,768	22	12.00	01/97	12/11

Bank of America	11,162	10	22.44	05/75	05/14

For federal income tax purposes, the depreciable basis in this property will be approximately $18,675,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Placentia Town Center was built in 1973 and redeveloped in 2000. As of November 1, 2004, the portion of the property we anticipate purchasing was 100% occupied, with a total 110,962 square feet leased to 21 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Bagel Me	2,000	01/05	50,148	25.07
Baskin Robbins	1,117	04/05	26,808	24.00
Beauty Avenue	4,720	09/05	83,544	17.70
Courtesy Cleaners	1,200	10/05	25,812	21.51
Ross Dress for Less	26,400	01/06	336,600	12.75
Don's Shoe Repair	480	01/08	12,115	25.24
Suntan Shop	2,000	05/08	47,841	23.92
KC Nails	1,080	06/08	17,183	15.91
One N One Clothing	2,950	08/08	54,693	18.54
Ha-P Discount	4,130	11/08	64,428	15.60
Paolini's	3,940	06/09	59,100	15.00
Jewels by Justin	2,360	07/09	39,129	16.58
Whole Enchilada	2,580	07/09	42,500	16.47
Tossed Board Shop	2,596	08/09	54,438	20.97
Kwon's Olympic Tae Kwon Do	1,800	12/09	24,408	13.56
Huntington Learning Center	3,304	01/10	65,419	19.80
Philly's Best	1,525	12/10	43,676	28.64
OfficeMax	24,768	12/11	297,216	12.00
Wok Experience	1,915	10/13	62,142	32.45
Marie Callender's	8,935	02/14	143,585	16.07
Bank of America	11,162	05/14	250,475	22.44

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Advance Auto Parts Portfolio

We anticipate purchasing the following three separate newly constructed triple-net leased retail properties built in 2004 known as Advance Auto Parts, containing a total of 21,000 gross leasable square feet.

Location	Square Feet	Lease Term	Purchase Price ($)

8603 Culebra	7,000	07/04 - 06/19	1,483,675
San Antonio, Texas

465 E. Central Texas Expressway	7,000	08/04 - 07/19	1,547,609
Harker Heights, Texas

3915 E. Stan Schlueter	7,000	08/04 - 07/19	1,433,113
Killeen, Texas

Total	21,000		4,464,397

We anticipate purchasing these Advance Auto Parts stores from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $4,464,397. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost will be approximately $213 per square foot of leasable space.

We anticipate purchasing these properties with our own funds. However, we expect to place financing on the properties at a later date.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that each of these properties is well located, has acceptable roadway access and is well maintained. These properties will be subject to competition from similar properties within their market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

One tenant, Advance Auto Parts, will lease 100% of the total gross leasable area of each property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate GLA Leased	% of Total GLA of each	Current Annual	Base Rent Per Square Foot Per	Lease	Term
Location	(Sq. Ft.)	Property *	Rent ($)	Annum ($)	Beginning	To

8603 Culebra Road	7,000	100	110,505	15.79	07/04	06/19
San Antonio, Texas

465 E. Central Texas Expressway	7,000	100	115,290	16.47	08/04	07/19
Harker Heights, Texas

3915 E. Stan Schlueter	7,000	100	106,750	15.25	08/04	07/19
Killeen, Texas

For federal income tax purposes, the depreciable basis in these properties will be approximately $3,349,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Thunderbird Crossing, Peoria, Arizona

We anticipate purchasing 55,646 gross leasable square foot portion of a 79,774 square feet existing shopping center known as Thunderbird Crossing. The center is located at 8375 West Thunderbird Road in Peoria, Arizona.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $8,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $153 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Thunderbird Crossing was built in 2003 and 2004. Two tenants, Sprouts Farmers Market and 99 Cents Only, lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
				Base Rent
	Approximate		Current	Per Square
	GLA Leased	% of Total	Annual	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent	Annum ($)	Beginning	To

Sprouts Farmers Market	30,146	54	417,522	13.85	05/04	05/19

99 Cents Only	25,500	46	204,400	8.02	04/04	04/14

For federal income tax purposes, the depreciable basis in this property will be approximately $6,375,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Northwoods Shopping Center, Wesley Chapel, Florida

We anticipate purchasing a newly constructed shopping center known as Northwoods Shopping Center, containing 96,151 gross leasable square feet (which includes 3,150 square feet of ground lease space). The center is located at Bruce B. Downs Boulevard and County Line Road in Wesley Chapel, Florida.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $20,350,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $212 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Marshalls and PETCO, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Marshals	30,000	31	7.95	08/03	07/13

PETCO	15,257	16	15.25	11/02	11/12

For federal income tax purposes, the depreciable basis in this property will be approximately $15,263,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Northwoods Center was built between 2002 and 2004. As of November 1, 2004, this property was 100% occupied, with a total 96,151 square feet leased to 24 tenants and one ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Nails on Nails	1,139	12/07	27,336	24.00
Hair Masters	1,106	01/08	24,332	22.00
Art Mart	1,301	02/08	28,622	22.00
Post Net	1,302	02/08	27,459	21.09
EB Games	2,000	04/08	50,000	25.00
Leslie's Poolmart, Inc.	2,269	12/08	51,053	22.50
Washington Mutual Bank	4,000	04/09	104,000	26.00
Friedman's Jewelry	1,567	04/09	39,880	25.45
Copacatana Tanning Salon	1,371	08/09	34,769	25.36
Anything Computers, Inc.	1,201	08/09	26,422	22.00
Florida Health & Wellness	1,201	08/09	29,100	24.23
Cork & Olive	2,514	12/09	13,462	5.35
Pizza Suprema II	2,304	03/10	46,080	20.00
Dr. Jiminez	1,700	04/10	35,700	21.00
PETCO	15,257	11/12	232,669	15.25
Futons, Etc.	2,500	12/12	52,500	21.00
Ho's Chinese	1,019	01/13	22,418	22.00
Honey Baked Ham	2,800	06/13	61,600	22.00
Marshalls	30,000	07/13	238,500	7.95
Payless Shoe Source	2,800	11/13	50,000	17.86
Cellular Services, Inc.	1,293	08/14	32,972	25.50
1-800 Dry Cleaners	1,201	08/14	28,824	24.00
The Bombay Company	4,500	09/14	117,000	26.00
Tire Kingdom	6,656	12/14	130,790	19.65
Arby's (Ground Lease)	3,150	03/23	54,999	17.46

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of November 12, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	178,456,089	1,784,480,903	186,497,371	1,597,983,532

Shares sold pursuant to our distribution reinvestment program	2,530,959	24,044,115	-	24,044,115

	181,007,048	1,808,725,018	186,497,371	1,622,227,647

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.